                       LINDNER FUNDS
          ADVISED BY RYBACK MANAGEMENT CORPORATION
          ----------------------------------------





                          [LOGO]






                   Lindner Government
                   Money Market Fund


                     annual report
                              1997

                     LINDNER GOVERNMENT MONEY MARKET FUND

                      STATEMENT OF ASSETS AND LIABILITIES

                                                              JUNE 30,
                                                                  1997

ASSETS
Investment securities, at value..........................  $38,972,093
Cash.....................................................      298,447
Interest receivable......................................      232,311
Unamortized organizational expense (Note 2)..............       19,706
Other assets.............................................       11,071
                                                           -----------

    Total assets.........................................   39,533,628
                                                           -----------
LIABILITIES
Accounts payable and other liabilities:
  Fund shares redeemed...................................      203,857
  Dividends..............................................       80,397
  Organizational expense (Note 2)........................       19,706
  Administrator fee......................................        6,661
  Management fee.........................................        4,996
  Other..................................................        1,867
                                                           -----------

    Total liabilities....................................      317,484
                                                           -----------

NET ASSETS...............................................  $39,216,144
                                                           ===========

NET ASSETS CONSIST OF:
Paid-in capital..........................................  $39,216,144
                                                           ===========

SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE UNLIMITED
  SHARES AUTHORIZED, OUTSTANDING.........................   39,216,144
                                                           ===========

NET ASSET VALUE PER SHARE................................  $      1.00
                                                           ===========

                            STATEMENT OF OPERATIONS
                                       PERIOD ENDED
                                           JUNE 30,
                                           1997<F1>

INVESTMENT INCOME
  Interest.............................  $1,989,135
                                         ----------

EXPENSES:
  Administrator fees (Note 3)..........      72,892
  Management fees (Note 3).............      54,669
  Transfer agent fees (Note 3).........       9,314
  Shareholder communications...........       6,686
  Organizational expense (Note 2)......       4,159
  Custodian expense....................       3,071
  Registration and regulatory fees.....       2,831
  Other expenses.......................       1,882
                                         ----------
    Total expenses.....................     155,504
      Fees paid indirectly (Note 4)....      (1,743)
                                         ----------
      NET EXPENSES.....................     153,761
                                         ----------
  NET INVESTMENT INCOME................  $1,835,374
                                         ==========

<F1> Operations commenced on July 6, 1996.

        LINDNER GOVERNMENT MONEY MARKET FUND

         STATEMENT OF CHANGES IN NET ASSETS

                                       PERIOD ENDED
                                           JUNE 30,
                                           1997<F1>

INCREASE IN NET ASSETS:
  Net investment income...............  $ 1,835,374
                                        -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income..........   (1,835,374)
                                        -----------
FUND SHARES TRANSACTIONS:
Net increase in net assets resulting
  from fund shares transactions
  (Note 5)............................   39,216,144
                                        -----------
NET ASSETS:
TOTAL INCREASE........................   39,216,144
Net Assets at the Beginning of the
  Period..............................            0
                                        -----------
NET ASSETS AT THE END OF THE PERIOD...  $39,216,144
                                        ===========

<F1> Operations commenced on July 6, 1996.

                 FINANCIAL HIGHLIGHTS
                                      PERIOD ENDED
                                          JUNE 30,
                                          1997<F1>

PER SHARE OPERATING DATA:
Net asset value, beginning of period......  $ 1.00
Income from investment operations.........    0.05
Dividends to shareholders.................   (0.05)
                                            ------
Net asset value, end of period............  $ 1.00
                                            ======
TOTAL RETURN, AT NET ASSET VALUE<F2>......    5.02%
                                            ======
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in millions)...  $ 39.2
Average net assets (in millions)..........  $ 36.5
Ratios to average net assets:
  Net investment income...................    5.45%
  Expenses................................    0.43%

<F1> Operations commenced on July 6, 1996.

<F2> Assumes a hypothetical initial investment on the business day before the first day of the fiscal period with all dividends reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total returns reflect changes in net investment income only.

                     LINDNER GOVERNMENT MONEY MARKET FUND

                       NOTES TO THE FINANCIAL STATEMENTS

                                                                  JUNE 30, 1997

1. Organization and Significant Accounting Policies

   Lindner Investments, a Massachusetts business trust (the "Funds"), is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Lindner Government Money Market Fund (the "Fund") is a separate series of Lindner Investments which invests primarily in United States government obligations. The Fund began operations on July 6, 1996. The Fund's investment objective is to achieve a high level of current income consistent with preservation of capital and liquidity by investing in a portfolio of high-quality, short-term "Government Money Market" instruments. The Fund's investment adviser is Ryback Management Corporation (the Adviser).

   The following is a summary of significant accounting policies followed by the Fund.

   Investment Valuation

      Investment securities are valued using either the amortized cost method, whereby investments purchased at discount or premium are valued by amortizing the difference between the original purchase cost and maturity value of the issue over the period to maturity, or at original cost. Both methods approximate current value.

   Investment Transactions

      Investment transactions are accounted for on the date purchased or sold. Realized gains and losses (if any) on investments are determined on a first-in, first-out cost basis, which is the same basis used for federal income tax purposes.

   Investment Income

      Interest income is recorded on the accrual basis and includes amortization of premiums and discounts.

   Repurchase Agreements

      Securities pledged as collateral for repurchase agreements are held by the Federal Reserve Bank and are designated as being held on the Fund's behalf by their custodian under a book-entry system. The Fund monitors the adequacy of the collateral daily and can require the seller to provide additional collateral in the event the market value of the securities pledged falls below the repurchase agreement.

   Income Taxes

      It is the policy of the Fund to distribute all taxable income to shareholders and to otherwise qualify as a regulated investment company under provisions of the Internal Revenue Code. Accordingly, no provision has been made for federal or state taxes.

   Distributions to Shareholders

      The Fund's dividends are declared daily from the total of net investment income on portfolio securities, and distributed monthly. Income distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments in the recognition of income and expense items for financial statement and tax purposes.

   Use of Management Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported

                     LINDNER GOVERNMENT MONEY MARKET FUND

                                                                  JUNE 30, 1997

      amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

2. Organizational Expense

   The Fund had expenses in connection with the organization and registration of the Fund totaling $23,865 which are being amortized and reimbursed to the Adviser on a straight line basis over a period of five years. Accumulated amortization and organizational expense of these costs for the period ended June 30, 1997, was $4,159.

3. Fees and Other Transactions with Affiliates

   The management fee from the Fund is payable monthly to the Adviser at the annual percentage rate of 0.15% of daily net asset values averaged monthly (before reimbursement of expenses to the Fund, if any) of the Fund.

   As administrator, Ryback Management administers the Fund's corporate affairs, subject to the supervision of the Fund's Trustees and, in connection therewith, furnishes the Fund with office facilities, together with ordinary clerical and shareholder services. The administrator fee from the Fund is payable monthly to Ryback Management at the annual percentage rate of 0.20% of daily net asset values averaged monthly of the Fund.

   Annual operating and management expenses for the Fund, excluding taxes and interest, may not exceed the most stringent limitation imposed by state law on expense limitations in a state in which the Fund's shares are qualified for sale. Additionally, the Adviser has voluntarily agreed to waive its administrative service fee to the extent necessary to cause the Fund's annual total operating expenses to be not more than 0.50% of the Fund's average net assets during the year. As of June 30, 1997, such a fee waiver was not elected.

   Ryback Management Corporation, acting as stock transfer agent and dividend disbursing agent for the Fund, is compensated at a rate of 83 cents per shareholder account per month. During the period ended June 30, 1997, transfer agent fees of $9,217 were paid to Ryback Management Corporation by the Fund.

   Certain officers and directors of the Fund are affiliated with Ryback Management Corporation.

4. Expense Offset Arrangements

   The Fund has an arrangement whereby custodian expenses are reduced by maintaining a compensating balance with the custodian. The Fund could have invested the assets used by the custodian in an income-producing asset if it had not agreed to a reduction in fees under the expense offset arrangement. In the Statement of Operations and expense ratio in the Financial Highlights, total expenses include the expense which had been offset. For the period ended June 30, 1997, expenses have been increased for financial statement presentation by $1,743.

5. Transactions of fund shares were as follows:


                                          PERIOD ENDED
                                         JUNE 30, 1997
                       -------------------------------

                             SHARES             AMOUNT
Sold..............      199,004,025       $199,004,025
Dividend reinvested.        905,457            905,457
Redeemed..........     (160,693,338)      (160,693,338)
                       ------------       ------------
  Net increase....       39,216,144       $ 39,216,144
                       ============       ============

                     LINDNER GOVERNMENT MONEY MARKET FUND

                            SCHEDULE OF INVESTMENTS

                                                          JUNE 30, 1997
                                             --------------------------

                                                    FACE          VALUE
                                                  AMOUNT     SEE NOTE 1
U.S. GOVERNMENT AGENCY
  SECURITIES (48.49%)
    FFCB, 5.93%, 7/1/97......................  $  750,000   $   750,000
    FFCB, 11.90%, 10/20/97...................     750,000       763,932
    FFCB, floating rate, 11/26/97............   1,000,000       999,872
    FFCB, 6.05%, 5/1/98......................     500,000       500,388
    FHLB, discount note, 7/10/97.............   4,006,000     4,000,542
    FHLB, 5.84%, 9/8/97......................      25,000        25,009
    FHLB, 5.37%, 9/22/97.....................      35,000        34,978
    FHLB, 5.36%, 12/15/97....................     100,000        99,868
    FHLB, 7.89%, 12/23/97....................      50,000        50,502
    FHLB, 5.78%, 1/28/98.....................   1,000,000     1,000,000
    FHLMC, pool M90179, 5.5%, 5/1/98.........     546,871       543,903
    FNMA, 8.8%, 7/25/97......................      30,000        30,056
    FNMA, 5.53%, 8/1/97......................   1,000,000       999,600
    FNMA, floating rate, 9/2/97..............   1,000,000       999,340
    FNMA, 9.55%, 9/10/97.....................     500,000       503,653
    FNMA, 6.05%, 11/10/97....................     630,000       630,916
    FNMA, 7.51%, 11/14/97....................      40,000        40,230
    FNMA, 6.45%, 12/8/97.....................      95,000        95,299
    FNMA, 6.02%, 1/20/98.....................     350,000       350,730
    FNMA, 8.20%, 3/10/98.....................     545,000       554,142
    FNMA, 6.00%,4/17/98......................     500,000       499,570
    FNMA, 5.41%,6/25/98......................     300,000       298,073
    HUD, 5.85%, 8/1/97.......................     600,000       600,033
    SLMA, floating rate, 10/1/97.............   1,000,000       999,890
    SLMA, floating rate, 10/30/97............   1,000,000     1,000,469
    SLMA, floating rate, 11/20/97............     800,000       800,275
    SLMA, floating rate, 1/21/98.............   1,500,000     1,500,617
    SLMA, 7%, 3/3/98.........................     340,000       342,983
                                                            -----------
                                                            $19,014,870
                                                            ===========
U.S. TREASURY NOTES (1.31%)
    8.25%, due 7/15/98.......................  $  500,000   $   512,223
                                                            ===========
TEMPORARY CASH INVESTMENTS (49.58%)

Repurchase Agreements
  (Collaterlized by U.S. Government
  Agency Obligations)

  Bear Stearns Corporation dated
    6/30/97, 5.65%, due 7/1/97...............   1,950,000   $ 1,950,000

  Donaldson, Lufkin & Jenrette Corporation
    dated 6/30/97,
    5.92%, due 7/1/97........................   6,787,000     6,787,000

  Merrill Lynch and Company, Inc. dated
    6/30/97, 5.75%,
    due 7/1/97...............................   1,950,000     1,950,000

                     LINDNER GOVERNMENT MONEY MARKET FUND

                      SCHEDULE OF INVESTMENTS (CONTINUED)

                                                             JUNE 30, 1997
                                                   -----------------------

                                                       FACE          VALUE
                                                     AMOUNT     SEE NOTE 1
TEMPORARY CASH INVESTMENTS (CONTINUED)

  NationsBank Capital Markets, Inc. dated
    6/30/97, 6.125%, due 7/1/97..............      6,808,000     6,808,000

  SwissBank Corporation dated
    6/30/97, 5.60%, due 7/1/97...............      1,950,000     1,950,000
                                                               -----------
                                                               $19,445,000
                                                               -----------
  Total Investments
    (Cost $38,972,092).......................         99.38%   $38,972,093

  Excess of Other Assets
    over Liabilities.........................          0.62%       244,051
                                                               -----------
  Net Assets.................................        100.00%   $39,216,144
                                                               ===========

  FFCB = Federal Farm Credit Bank
  FHLB = Federal Home Loan Banks
  FHLMC = Federal Home Loan Mortgage Corporation
  FNMA = Federal National Mortgage Association
  HUD = Housing and Urban Development
  SLMA = Student Loan Marketing Association
  TVA = Tennessee Valley Authority


                         INDEPENDENT AUDITORS' REPORT

Lindner Government Money Market Fund

To the Trustees and Shareholders of Lindner Investments:

We have audited the accompanying statement of assets and liabilities of the Lindner Government Money Market Fund, including the schedule of investments, as of June 30, 1997, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of June 30, 1997, by corresponding with the Fund's custodians and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Fund at June 30, 1997, and the results of its operations, the changes in its net assets, and the financial highlights for the stated period, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
August 8, 1997

                     LINDNER GOVERNMENT MONEY MARKET FUND

                              MANAGEMENT COMMENT

This very low risk fund invests in short-term debt securities guaranteed by the United States government or its agencies. Investors can expect a moderate level of current income, with liquidity and stability of capital.

Consistent with the goal of creating a safe haven with competitive returns for investable cash, the Fund provided total return of 5.13% for the fiscal year ended June 30. The Fund's return was among the top 20 of the 110 funds listed in the IBC (International Business Communications) U.S. Government and Agency classification for 42 of the 46 weeks it was ranked.

In order to maintain a high degree of liquidity and safety, the Fund invests only in securities issued or guaranteed by the U.S. Treasury or agencies of the Federal government and repurchase agreements backed by these securities. Bonds of these types are generally considered to have the least credit risk of any securities available, and they are easily bought and sold because of the vast size of the market for these securities. Each security under consideration for purchase by the Fund is analyzed thoroughly, to determine both the merits of the individual security and the potential impact on the portfolio as a whole.

To provide liquidity at all times while taking advantage of higher yields at longer maturities, we use a technique known as "laddering" maturities, in which the portfolio is structured to have a range of maturities from overnight to 13 months. To further protect the Fund from dramatic changes in interest rates, securities on which the coupon periodically resets are often used. We add additional value by investing in securities that offer unique value and are overlooked by many competitors, within the conservative guidelines outlined in the Fund's prospectus.

/s/Eric E. Ryback

Eric E. Ryback
President